SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly-held Company)

CNPJ/MF nº 06.164.253/001-87

NIRE 35.300.314.441

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING

HELD ON APRIL 29, 2016

I. DATE, TIME AND PLACE: Upon first call, on April 29, 2016, at 03:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – at the Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A. (“Company”), in the city of São Paulo, State of São Paulo, Jardim Aeroporto, CEP 04626-020.

II. PRIOR PUBLICATIONS: Call Notice published under the terms of §1 of article 124 of Law nº 6.404, dated December, 15, 1976 (“Corporations Act”), in the State of São Paulo Official Gazette on April 12th, 13th and 14th, 2016, respectively on pages 118, 38 and 71, and in Valor Econômico newspaper on April 12th, 13th and 14th, 2016, respectively on pages C9, B8 e B8.

III. ATTENDANCE: Shareholders representing 99,999989% of the total voting capital stock attended the meeting, as per the signatures appearing in the Shareholders’ Attendance Register. Registered the presence of the shareholder, Mr. Henrique Constantino, representing approximately 0.000003% of the voting capital stock, which will abstain from voting on all matters on the agenda. Also, was registered the presence of Mrs. Vanessa Martins Bernardi, representing Ernst & Young Auditores Independentes S.S, as external auditors of the Company and of the following members of the management, Mr. Paulo Sergio Kakinoff, Chief Executive Officer, and Mr. Edmar Prado Lopes Neto, Chief Financial Officer.

IV. CHAIRMANSHIP OF THE MEETING: Henrique Constantino – Chairman; Claudia Karpat – Secretary.

V. AGENDA: (1) approval of the Management accounts, examination, discussion and voting of the Financial Statements, Independent Auditors’ Opinion and other documents for the fiscal year ended on December 31, 2015; (2) deciding about the allocation of the income for fiscal year 2015; (3) establishing the number of members of the Board of Directors of the Company and electing such members of the Board of Directors, under the terms of the Company’s Bylaws; and (4) determining the annual overall compensation of the Directors and Executive Officers for fiscal year 2016.

VI. RESOLUTIONS ADOPTED: After the necessary explanations were provided, and after detailed analysis of the agenda and of the documents pertaining to the matters included in the agenda, the following resolutions were passed at the Annual Shareholders’ Meeting:

(1)     upon presentation of the Financial Statements, the Independent Auditors’ Opinion and other documents referring to the fiscal year ended on December 31, 2015, the management accounts and the financial statements for the fiscal year ended in 2015 were approved, by unanimous vote of the present, except for the previously recorded abstention, as published in the issues of March 30th, 2016, in the State of São Paulo Official Gazette and in Valor Econômico newspaper;

(2)     whereas the Company incurred losses in the fiscal year ended on December 31, 2015, no dividends shall be distributed to the shareholders;

(3)     it was approved, by unanimous vote of the present, except for the previously recorded abstention, that the Board of Directors of the Company shall be made up of eight (8) members. Next, the election of the following members of the Board of Directors was approved, who will serve for a term of office of one (1) year: (a) CONSTANTINO DE OLIVEIRA JUNIOR, Brazilian, married, businessman, bearer of Identity Card RG no. 929.100 SSP/DF, and enrolled with the CPF/MF under no. 417.942.901-25, resident and domiciled in the city of São Paulo, State of São Paulo, appointed as Chairman of the Board of Directors; (b) HENRIQUE CONSTANTINO, Brazilian, married, businessman, bearer of Identity Card RG no. 1.022.856 SSP/DF, and enrolled with the CPF/MF under no. 443.609.911-34, appointed as Vice-Chairman of the Board of Directors; (c) ANTÔNIO KANDIR, Brazilian, divorced, engineer, bearer of Identity Card RG no. 4.866.700-6 SSP/SP, and enrolled with the CPF/MF under no. 146.229.631-91; (d) RICHARD FREEMAN LARK JR., Naturalized Brazilian, single, business manager, bearer of Identity Card RG no. 50.440.294-8 SSP/SP, and enrolled with the CPF/MF under no. 214.996.428-73; (e) WILLIAN CHARLES CARROL, North-American, married, accounting, holder of USA passport no. 530727235; (f) JOAQUIM CONSTANTINO NETO, Brazilian, married, businessman, bearer of Identity Card RG no. 17.365.750 SSP/SP, and enrolled with the CPF/MF under no. 084.864.028-40; (g) RICARDO CONSTANTINO, Brazilian, married, businessman, bearer of Identity Card RG no. 671.071 SSP/DF, and enrolled with the CPF/MF under no. 546.988.806-10; and (h) GERMÁN PASQUALE QUIROGA VILARDO, Brazilian, legally separated, engineer, bearer of Identity Card RG no. 7.354.705-1 IFP/RJ, and enrolled with the CPF/MF under no. 009.943.227-71. The Directors Antônio Kandir, Germán Pasquale Quiroga Vilardo and Richard Freeman Lark Jr. are Independent Advisors of the Company, under the terms of the provisions in item 5.3 of the Corporate Governance Differentiated Practices Regulation – Level II of BM&FBOVESPA. The Directors now elected declared, in accordance with the provisions in Article 37, item II of Law no. 8934/94 and in Article 147, paragraphs 1 and 2, of the Corporations Act, not to have been charged for any crime provided for in the Law or included in the legal restrictions which would prevent them from exercising business activities. There has been no appointment of a member to the Board of Directors under the terms of Article 141 and paragraphs thereof of the Corporations Act; and,

(4)      Finally, the annual overall compensation of the directors and executive officers of the Company (Board of Directors and Board of Executive Officers) was approved, by unanimous vote of the present, except for the previously recorded abstention, in the amount of, approximately, sixteen million, seven hundred and seventy-seven thousand, nine hundred and seventy-four reais and one cent (R$ 16,777,974.01) for fiscal year 2016, as proposed by the Management, to be allocated by the Board of Directors, with due compliance with the applicable laws and the Company’s Bylaws.

VII. MINUTES AND PUBLICATIONS: The minutes of this Annual Shareholders’ Meeting were authorized to be drawn-up in summary form, as set forth in §1 of article 130 of the Corporations Act. Further, by unanimous vote of the present, the proposal for publication of these minutes by omitting the signatures of the shareholders was approved.

VIII. APPROVAL AND SIGNING OF THE MINUTES: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for the drawing-up of these minutes. After the meeting was reopened, these minutes were read, checked and signed by the Chairman and by the Secretary of the meeting.

IX. ATTENDING SHAREHOLDERS: FUNDO DE INVESTIMENTO EM PARTICIPACOES VOLLUTO, HENRIQUE CONSTANTINO, CF DV ACWI EX-U.S. IMI FUND, CITY OF NEW YORK GROUP TRUST, COLLEGE RETIREMENT EQUITIES FUND, EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND, EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX NON-LENDABLE FUND, EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX NON-LENDABLE FUND B, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI BRAZIL SMALL-CAP ETF, NORGES BANK, NORTHERN TRUST COLLECTIVE EAFE SMALL CAP INDEX FUND-NON LENDING, NTGI – QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND – LENDING, NTGI – QM COMMON EMERGING MARKETS SMALL CAP INDEX FUND – LENDING, THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FTSE ALL-WORLD EX-US SMALL-CAP INDEX FUND A SERIES OF  VANGUARD INTERNATIONAL EQUITY, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, WASHINGTON STATE INVESTMENT BOARD, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO e VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND A SERIES OF VANGUARD STAR FUNDS.

These presents are a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, April 29, 2016.

Chairmanship of the Meeting:

_____________________________	_____________________________
Henrique Constantino Chairman	Claudia Karpat Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.